Exhibit B.9: Disclosure regarding code of ethics

CIBC has adopted a Code of Conduct applicable to all its officers, contractors and employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Global Controller and Chief Accountant. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F). The Code of Conduct is available on CIBC’s website at https://www.cibc.com/ca/inside-cibc/governance/governance-practices/code-of-conduct.html. No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2017 to the Chief Executive Officer, Chief Financial Officer, Global Controller or Chief Accountant of CIBC.

Effective March 1, 2017, CIBC adopted the following amendments to the Code of Conduct:

•	Outside Activities: The Code of Conduct was amended to include a new requirement for employees who wish to serve on a public company board to obtain Executive Committee and CEO approval, in addition to approval from their manager and the Compliance Department, before accepting such appointment.

•	Whistleblower Policy: References to CIBC’s Whistleblower Policy were added to sections 8 and 9 of the Code of Conduct.

In addition to these changes, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.

Effective November 1, 2017, CIBC adopted the following amendments to the Code of Conduct:

•	Knowing and Respecting Our Clients: A new subsection was added to the Code of Conduct highlighting the need to act with integrity, transparency and respect in all dealings with CIBC clients.

•	Preventing Financial Crime: A new subsection was added to the Code of Conduct highlighting requirements relating to the prevention of money laundering, terrorist financing and other financial crimes.

•	Modern Slavery Act Statement: The Code of Conduct was amended to include reference to CIBC’s Modern Slavery Act Statement, which is prepared and updated annually in accordance with the United Kingdom’s Modern Slavery Act, 2015.

In addition to these changes, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.